RECEIVED

2008 OCT -1 P 1:20

FICE OF INTERNATIONA
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

22 September 2008

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

08005145

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
OCT 03 2008
THOMSON REUTERS

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

Mobistar NV/SA
A. Reyerslaan 70 Boulevard A. Reyers | Brussel 1030 Bruxelles
TEL. +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
Fortis 210-0233334-04 | IBAN BE10 2100 2333 3404 | BIC: GEBABEBB
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles | www.mobistar.be

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by a certain shareholder of Mobistar to the latter and the Banking, Finance and Insurance Commission.

The statement is made by France Telecom S.A.

On 5 September 2008, based on Mobistar having issued 62,000,000 voting rights relating to its shares (the "Voting Rights"):

- France Telecom holds 51.21 % of the Voting Rights.
  The voting rights are held through France Telecom's 100% subsidiary Atlas Services Belgium.

END